Glossary of Terms	Exhibit 99.1

Accident Year - Accident year reporting focuses on the cost of the losses that occurred in a given year regardless of when reported. These losses are calculated by adding all payments that have been made for those losses occurring in a given calendar year (regardless of the year in which they were paid) to any current reserve that remains for losses that occurred in that given calendar year. For example, at December 31, 2006, the losses incurred for the 2000 accident year would be the payments made in years 2000 through 2006 relating to the losses that occurred in 2000 plus the reserve for 2000 occurrences remaining to be paid as of December 31, 2006.

Agent (Independent Insurance Agent) - an insurance consultant who recommends and markets insurance to individuals and businesses; usually represents several insurance companies. Insurance companies pay agents for business production.

Alternative Market - any risk transfer mechanism where the customer assumes some or all financial responsibility for an insurable exposure.

Catastrophe Loss - a severe loss, either natural or man-made, usually involving, but not limited to, many risks from one occurrence such as fire, hurricane, tornado, earthquake, windstorm, explosion, hail, severe winter weather, and terrorism.

Combined Ratio - a measure of underwriting profitability determined by dividing the sum of all GAAP expenses (losses, loss expenses, underwriting expenses, and dividends to policyholders) by GAAP net premiums earned for the period.

Earned Premiums - the portion of a premium that is recognized as income based on the expired portion of the policy period. For example, a one-year policy sold January 1 would produce just three months’ worth of “earned premium” in the first quarter of the year.

Generally Accepted Accounting Principles (GAAP) - accounting practices used in the United States of America determined by the Financial Accounting Standards Board and American Institute of Certified Public Accountants. Public companies use GAAP when preparing financial statements to be filed with the United States Securities and Exchange Commission.

Incurred But Not Reported (IBNR) Reserves - reserves for estimated losses that have been incurred by insureds but not yet reported to the insurer.

Loss Expenses - expenses incurred in the process of evaluating, defending, and paying claims.

Losses and Loss Expense Ratio - the ratio of net losses and loss expenses to net premiums earned.

Losses and Loss Expense Reserves - the amount of money an insurance company expects to pay for claim obligations and related expenses resulting from losses which have occurred and that are covered by insurance policies it has sold.

Managed Care - a method of managing the use and costs of, and access to, healthcare services with the goal of having the most appropriate treatment provided by the most appropriate type of medical provider. Managed care can involve a variety of techniques including the use of a network of medical professionals.

Premiums Written - premiums written refer to premiums for all policies sold during a specific accounting period.
Reinsurance - an insurance company assuming all or part of a risk undertaken by another insurance company. Reinsurance spreads the risk among insurance companies to reduce the impact of losses on individual companies. Types of reinsurance include proportional, excess of loss, treaty, and facultative.

Return on Revenue - a measurement of profitability that is calculated by dividing net income from continuing operations by total revenue.

Risk - has the following two distinct and frequently used meanings in insurance: (i) the chance that a claim loss will occur; or (ii) refers to the insured or the property covered by a policy.

Statutory Accounting Principles (SAP) - accounting practices prescribed and required by the National Association of Insurance Commissioners (“NAIC”) and state insurance departments that stress evaluation of a company’s solvency. Insurance companies follow these practices when preparing annual statutory statements to be submitted to the NAIC and state insurance departments.

Statutory Combined Ratio - a measurement commonly used within the property and casualty insurance industry to measure underwriting profit or loss. It is a combination of the underwriting expense ratio, loss and loss expense ratio, and dividend to policyholders ratio.

Statutory Premiums to Surplus Ratio - a statutory measure of solvency risk that is calculated by dividing the net statutory premiums written for the year by the ending statutory surplus. For example, a ratio of 1.5:1 means that for every dollar of surplus, the company wrote $1.50 in premiums.

Statutory Surplus - the amount left after an insurance company’s liabilities are subtracted from assets. Statutory surplus is not a figure based upon GAAP. Rather, it is based upon SAP prescribed or permitted by state and foreign insurance regulators.

Statutory Underwriting Expense Ratio - measures the ratio of statutory underwriting expenses (salaries, commissions, premium taxes, etc.) to net premiums written.

Underwriting - the insurer’s process of reviewing applications submitted for insurance coverage, deciding whether to provide all or part of the coverage requested, and determining the applicable premiums and terms and conditions of coverage.

Underwriting Result - underwriting profit or loss and represents premiums earned less insurance losses and loss expenses and underwriting expenses (determined on a GAAP or SAP basis). Also referred to as GAAP underwriting result or statutory underwriting result. This measure of performance is used by management and analysts to evaluate the profitability of underwriting operations and is not intended to replace GAAP net income.

Unearned Premiums - the portion of a premium that a company has written but has yet to earn because a portion of the policy is unexpired. For example, a one-year policy sold January 1 would record nine months of unearned premium as of the end of the first quarter of the year.

Worksite Employee - an individual who (i) has a co-employment relationship with a professional employer organization (“PEO”) and the PEO’s client company; and (ii) who provides services to the client company.